BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

December 23, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549



PROCESSED
JAN 05 2006
THOMSON
FINANCIAL

Attention: Office of International Corporate Finance
C/o Susan Min



SUPPL

Dear Sirs:

Re: BOSS GOLD INTERNATIONAL CORP.
(formerly Boss Gold Corp.) (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4571

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since September 13, 2005:

A. Unaudited Financial Statements and accompanying MD&A

- copy of unaudited financial statements for the period ended September 30, 2005 with relevant MD&A.

B. Copies of Certifications of Interim Filings (Forms 52-109F2) filed with the British Columbia and Alberta Securities Commissions.

C. Copies of news releases issued during the relevant period.

D. Copy of Exempt Distribution Report (Form 45-106F1) filed with the British Columbia Securities Commission.

E. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and

dlw 1/3

Alberta Securities Commissions.

F. Copies of TSX Venture Exchange letters of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-[illegible]

BOSS GOLD INTERNATIONAL CORP.
INTERIM COSOLIDATED FINANCIAL STATEMENTS

September 30, 2005
(Unaudited – Prepared by Management)

BOSS GOLD INTERNATIONAL CORP.

September 30, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim cosolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BOSS GOLD INTERNATIONAL CORP.

INTERIM COSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

	(Unaudited) 30-Sep-05	(Audited) 31-Dec-04
ASSETS		
Current		
Cash and cash equivalents	$ -	$ 1,274
Goods and Services Tax receivable	5,311	4,712
Prepaid expenses	1,250	1,250
	6,561	7,236
		-
Capital assets – Note 4	565	737
	$ 7,126	$ 7,973
LIABILITIES		
Current		
Bank Indebtedness	$ 728	$ -
Accounts payable and accrued liabilities – Note 7	1,162,594	1,167,391
	1,163,322	1,167,391
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	3,373,851	3,175,851
Contributed surplus – Note 6	46,900	46,900
Deficit	(4,576,947)	(4,382,169)
	(1,156,196)	(1,159,418)
	$ 7,126	$ 7,973

Nature and Continuance of Operations – Note 2

Subsequent Events - Note 8

APPROVED BY THE DIRECTORS:

"Irvin Ridd" , Director

"Douglas Brooks" , Director

BOSS GOLD INTERNATIONAL CORP.

INTERIM COSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the three and nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

	Three months ended		Nine months ended	
	30-Sep-05	30-Sep-04	30-Sep-05	30-Sep-04
Administrative expenses				
Accounting, audit and legal fees	$ 856	$ 2,500	$ 13,881	$ 14,153
Amortization	58	58	173	173
Interest	40,260	27,773	103,870	62,492
Management fees	7,500	7,500	22,500	22,500
Office, rent and miscellaneous	14,296	13,523	41,192	34,218
Transfer agent and filing fees	4,768	2,570	13,162	10,354
Net loss before other items	67,738	53,924	194,778	143,890
Interest income	-	(4)	-	(12)
Non-cash compensation - Note 6	-	-	-	46,900
Net loss for the period	67,738	53,920	194,778	190,778
Deficit, beginning of the period	4,509,209	4,222,155	4,382,169	4,085,297
Deficit, end of the period	$ 4,576,947	$ 4,276,075	$ 4,576,947	$ 4,276,075
Basic and diluted loss per share	$ 0.03	$ 0.05	$ 0.09	$ 0.17
Weighted average number of shares outstanding	2,219,540	1,119,540	2,191,335	1,119,540

BOSS GOLD INTERNATIONAL CORP.

INTERIM COSOLIDATED STATEMENTS OF CASH FLOWS

For the three and nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

	Three months ended		Nine months ended	
	30-Sep-05	30-Sep-04	30-Sep-05	30-Sep-04
Operating Activities				
Net loss for the period	$ (67,738)	$ (53,920)	$ (194,778)	$ (190,778)
Add (deduct) items not affecting cash:				
Amortization	58	58	173	173
Non-cash compensation	-	-	-	46,900
	(67,680)	(53,862)	(194,605)	(143,705)
Changes in non-cash working capital items related to operations:				
GST receivable	134	12,046	(599)	11,875
Prepaid expenses	-	-	-	(750)
Accounts payable	66,400	41,206	(4,798)	133,131
	(1,146)	(610)	(200,002)	551
Investing Activities				
	-	-	-	-
Financing Activities				
Issuance of common shares for cash	-	-	198,000	-
	-	-	198,000	-
Increase (decrease) in cash during the period	(1,146)	(610)	(2,002)	551
Cash, beginning of period	418	2,731	1,274	1,570
Cash, end of period (bank indebtedness)	$ (728)	$ 2,121	$ (728)	$ 2,121
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -	$ -

BOSS GOLD INTERNATIONAL CORP.
NOTES TO THE INTERIM COSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
(Unaudited – Prepared by Management)

Note 1 Interim Financial Statements

While the information presented in these interim cosolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2004 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2004 audited financial statements.

Note 2 Nature and Continuance of Operations

The Company's principal business activity has been resource property exploration. The Company's shares are publicly traded on the NEX board of the TSX Venture Exchange. On July 11, 2005, the Company consolidated its share capital on a 3 old for 1 new basis and changed its name to Boss Gold International Corp. from Boss Gold Corp. As a result, the common shares of Boss Gold International Corp. commenced trading on the TSX Venture Exchange under the symbol BOG.H.

These cosolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has a working capital deficiency of $1,156,761 at September 30, 2005, and has accumulated losses of $4,576,947 since inception. Its ability to continue as a going concern is dependant upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations as they become due.

Note 3 Significant Accounting Policies

These cosolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Cora Online Resources Ltd. and Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

Note 3 Significant Accounting Policies – (cont'd)

b) Financial Instruments

The carrying values of cash and accounts payable approximate their fair values due to the short-term maturity of these instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rate:

Office furniture	20%	per annum
Computer equipment	30%	per annum

Capital asset additions are amortized at one-half rates in the year of acquisition.

d) Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to nonemployees followed this method and options granted to directors, officers and employees were not expensed.

The Company has adopted the new policy on a retroactive basis. No restatement of prior periods was required as no share purchase options were granted during the period January 1, 2002 to December 31, 2003. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

e) Resource Property Costs and Deferred Exploration Expenditures

The acquisition of resource properties and the related exploration and development costs are recorded at cost and deferred until the mineral properties are placed into production, sold or abandoned. Upon commencement of commercial production, these costs will be amortized based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment.

Note 3 Significant Accounting Policies – (cont'd)

f) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the dilution that would occur if potentially dilutive securities were exercised or converted to common shares. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g) Income Taxes

The Company accounts for income taxes by the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

Note 4 Capital Assets

	30-Sep-05			30-Sep-04
	Cost	Acc. Amort.	Net	Net
Computer equipment	$ 1,342	$ 1,199	$ 143	$ 233
Office furniture	1,388	966	422	$ 553
	$ 2,730	$ 2,165	$ 565	$ 786

Note 5 Resource Property Costs

On December 22, 2003, the Company entered in a mining lease agreement to purchase a 100% interest in 43 unpatented mining claims situated in Elko County, Nevada, known as the Poker Flats Claims. The Company paid the vendor US$10,000 as an initial lease payment and agreed to issue the vendor 150,000 of the Company's common shares. On April 1, 2004, the Company cancelled the agreement and wrote-off the resource property costs of $12,952 effective December 31, 2003.

Note 6 Share Capital

a) Authorized

100,000,000 common shares, without par value

b) Issued

	30-Sep-05		30-Sep-04	
	Shares	Amount	Shares	Amount
Balance, December 31, 2004	3,358,620	$ 3,175,851	3,358,620	$ 3,175,851
For cash:				
Private placement	3,300,000	198,000	-	-
Share consolidation*	(4,439,080)	-	-	-
Balance, September 30, 2005	2,219,540	$ 3,373,851	3,358,620	$ 3,175,851

*On July 11, 2005, the Company consolidated its share capital on a 3 old for 1 new basis.

c) Private Placement

Prior to the share consolidation, the Company issued 3,300,000 (post-consolidation: 1,100,000) common shares at $0.06 (post-consolidation: $0.18) per share pursuant to a private placement for proceeds of $198,000. Included in this private placement was 166,667 (post-consolidation: 55,556) common shares issued to directors of the Company.

d) Share Purchase Warrants

At September 30, 2005, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Exercise Price	Expiry Date
Nil	N/A	N/A

e) Stock-based Compensation Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Prior to the share consolidation, the Company has granted directors and officers share purchase options to purchase 335,000 (post-consolidation: 111,667) common shares at $0.18 (post-consolidation: $0.54) per share until January 14, 2006.

BOSS GOLD INTERNATIONAL CORP.
NOTES TO THE INTERIM COSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004

Note 6 Share Capital – (cont'd)

A summary of the status of the Company's stock option plan as of September 30, 2005 and September 30, 2004 and changes during the periods then ended is presented below:

	30-Sep-05			30-Sep-04		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Outstanding at 31-Dec-04	335,000	$	0.18	-	$	-
Granted	-	$	-	335,000	$	0.18
Share consolidation	(223,333)	$	-	-	$	-
Outstanding at 30-Sep-05	111,667	$	0.54	335,000	$	0.18

At September 30, 2005, 111,667 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options		Exercise Price	Expiry Date
111,667	$	0.54	14-Jan-06

Note 7 Related Party Transactions

At September 30, 2005, accounts payable included $9,013 (2004: $246) owed to a director of the Company and a private company controlled by a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Note 8 Subsequent Events

a) Private Placement

On October 7, 2005, the Company announced that it agreed to up to a $1,000,000 private placement of its securities consisting of the sale of up to 4,938,271 units at $0.2025 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.27 per share for a period of two years. The securities will be subject to a hold period. The proceeds of the private placement will be used to pay outstanding debts.

Note 8 Subsequent Events – (cont'd)

The private placement was closed on November 9, 2005. Due to rounding matters, the Company issued 4,938,262 units of its securities at $0.2025 per unit, each unit consisting of one common share and one transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.27 per share. Contrary to the previous announcement, the warrant is valid for only one year. The units are restricted from trading until March 1, 2006. Included in this private placement, a total of 197,529 units for a total of $40,000 were issued to directors.

b) Grant of Stock Options

On October 21, 2005, the Company announced that it granted Incentive Stock Options on 214,787 shares of the Company's capital stock, exercisable for up to two years at a price of $0.28 per share, which price was not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. Included in this option plan, a total of 164,787 options were granted to directors. The options will be exercisable until November 7, 2007 and any options exercised will be restricted from trading until March 7, 2006.

c) Exercise of Stock Options

From the previous option plan, 94,998 (post-consolidation) stock options were exercised at $0.54 (post-consolidation) per share on October 21, 2005.

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

NOVEMBER 25, 2005

For the nine months ended September 30, 2005, Boss Gold International Corp. ("Boss Gold" or the "Company"), formerly Boss Gold Corp., prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2004. This discussion and analysis as of November 25, 2005, provides information on the operations of Boss Gold for the nine-month period ended September 30, 2005, and subsequent to the period end.

FORWARD LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

OVERVIEW

The Company is primarily engaged in the acquisition and exploration of resource properties in North America.

Mineral Properties

Poker Flats Gold Prospect

During the year ended December 31, 2003, the Company entered into a Mining Lease Agreement with Option to Purchase (the "Agreement") with Richard R. Redfern, dba RMIC Gold ("Redfern") of Springcreek, Nevada for 100% interest in forty three (43) unpatented mining claims situated in Elko County, Nevada known as Poker Flats Claims. The terms of the Agreement included payment to Redfern of US$10,000 (paid) as an initial lease payment and issuance of 150,000 free trading common shares of the Company. On April 1, 2004 the Company cancelled the agreement by way of a quit-claim deed and wrote-off the resource property costs of $12,952 effective December 31, 2003.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the nine months ended September 30, 2005, and 2004, and for the years ended December 31, 2004, 2003, and 2002:

	Nine Months Ended Sep-30-05	Nine Months Ended Sep-30-04	Year Ended Dec-31-04	Year Ended Dec-31-03	Year Ended Dec-31-02
	$	$	$	$	$
Revenue	-	-	-	-	-
Net income (loss)	(194,778)	(190,778)	(296,872)	(313,311)	(170,935)
Basic & diluted EPS	(0.09)	(0.17)	(0.18)	(0.18)	(0.15)
Total assets	6,397	9,578	7,973	20,325	8,772

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

SELECTED FINANCIAL INFORMATION – Cont'd

For the nine months ended September 30, 2005 the net loss was $194,778 or $0.09 per share compared to the net loss of $190,778 or $0.17 per share (2.1% increase) in 2004. The increase in the net loss was primarily due to the increase of $41,378 in interest charges on outstanding debts and $6,975 in office costs, which are offset by the decrease of $46,900 in stock based compensation expense.

For the year ended December 31, 2004 the net loss was $296,872 or $0.18 per share compared to the net loss of $313,311 or $0.18 per share (5.25% decrease) in 2004. The decrease in the net loss was primarily due to the decrease of $94,342 in legal fees, which was offset by increase of $41,035 in interest charges and $46,900 stock based compensation expense recorded by the Company in 2004.

For the year ended December 31, 2003 the net loss was $313,311 or $0.18 per share compared to the net loss of $170,935 or $0.15 per share for the comparable year ended December 31, 2002.

RESULTS OF OPERATIONS

Current quarter
During the three months ended September 30, 2005, the Company incurred $856 (2004: $2,500) in professional fees, $58 (2004: $58) in amortization charges, $4,768 (2004: $2,570) in transfer agent and filing fees, $40,260 (2004: $27,773) in interest charges, $7,500 (2004: $7,500) in management fees, $14,297 (2004: $13,523) in office costs, and $Nil (2004: $46,900) in stock based compensation expense.

Net loss for the three months ended September 30, 2005, was $ 67,738 or $0.03 per share as compared to a loss of $53,920 or $0.05 per share for the same period in 2004. The increase in the net loss was primarily due to the increase of $12,487 in interest charges on outstanding debts.

Boss Gold's operations have not significantly changed during the three months ended September 30, 2005, compared to the same period in 2004.

Year-to-date
On July 11, 2005, the Company consolidated its capital on a 3 old for 1 new basis and changed the name of the Company from Boss Gold Corp. to Boss Gold International Corp. At the same time, the common shares of Boss Gold International Corp. commenced trading on the TSX Venture Exchange under the symbol BOG.H.

During the nine months ended September 30, 2005, the Company issued 3,300,000 (post-consolidation: 1,100,000) common shares at $0.06 (post-consolidation: $0.18) per share pursuant to a private placement for proceeds of $198,000. Included in this private placement was 166,667 (post-consolidation: 55,556) common shares issued to a director of the Company. The proceeds of the private placement were used to pay off debt and for general working capital.

Net loss for the nine months ended September 30, 2005, was $194,778 or $0.09 per share as compared to a loss of $190,778 or $0.17 per share for the same period in 2004. The increase in the net loss was primarily due to the increase of $41,378 in interest charges on outstanding debts and $6,975 in office costs, which are offset by the decrease of $46,900 in stock based compensation expense recorded at the fair value of 335,000 (post-consolidation: 111,667) stock options granted during the nine months ended September 30, 2004.

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the nine months ended September 30, 2005, and 2004, and for the years ended December 31, 2004, 2003 and 2002:

	+/-*	Period Ended 09/30/05	Period End 09/30/04	+/-*	Year Ended 12/31/04	+/-*	Year Ended 12/31/03	Year Ended 12/31/02
	%	$	$	%	$	%	$	$
Professional fees	-1.92	13,881	14,153	-5.59	17,660	+11.09	18,705	16,838
Amortization	N/C	173	173	-24.49	222	-24.62	294	390
Consulting	N/A	-	-	N/A	-	-100.00	-	1,050
Transfer agent & filing	+27.12	13,162	10,354	+7.62	11,793	+3.15	10,958	10,623
Interest charges	+66.21	103,870	62,492	+73.31	97,008	+35.04	55,973	41,448
Management fees	N/C	22,500	22,500	N/C	30,000	N/C	30,000	30,000
Office costs	+20.38	41,193	34,218	+7.26	47,296	-8.47	44,094	48,174
Option compensation	-100.00	-	46,900	N/A	46,900	N/A	-	-

* +/- expresses increase/decrease in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2005	2005	2005	2004	2004	2004	2004	2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(67,738)	(69,070)	(57,970)	(106,094)	(53,920)	(48,145)	(88,713)	(202,196)
Basic/diluted EPS	(0.03)	(0.03)	(0.03)	(0.09)	(0.03)	(0.03)	(0.09)	(0.18)

During the quarter ended September 30, 2005, the Company incurred $856 (2004: $2,500) in professional fees, $58 (2004: $58) in amortization charges, $4,768 (2004: $2,570) in transfer agent and filing fees, $40,260 (2004: $27,773) in interest charges, $7,500 (2004: $7,500) in management fees, $14,297 (2004: $13,523) in office costs, and $Nil (2004: $46,900) in stock based compensation expense.

Net loss for the quarter ended September 30, 2005, was $ 67,738 or $0.03 per share as compared to a loss of $69,070 or $0.03 per share for the previous quarter. The decrease in the net loss was primarily due to the decrease of $8,969 professional fees, which is offset by the increase of $7,543 interest charges on outstanding debts.

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005, the Company had a working capital deficiency of $1,156,761 (December 31, 2004: $1,160,155).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. During 2004 the Company agreed to $198,000 private placement consisting of the issuance of 3,300,000 (post-consolidation: 1,100,000) shares at $0.06 (post-consolidation: $0.18) per share. During the nine-month period ended September 30, 2005, the Company closed this private placement and issued 3,300,000 (post-consolidation: 1,100,000) common shares at $0.06 (post-consolidation: $0.18) per share pursuant to a private placement for proceeds of $198,000. The proceeds of the private placement were used to pay off debt and for general working capital.

At September 30, 2005, the Company had cash on hand of $Nil (December 31, 2004: $1,274). Also, liabilities at the same date totalled $1,162,593 (December 31, 2004: $1,167,391).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued

On July 11, 2005, the Company consolidated its share capital on a 3 old for 1 new basis.

	2005		2004	
	Shares	Amount	Shares	Amount
Balance, Dec. 31, 2004	3,358,620	$ 3,175,851	3,358,620	$ 3,175,851
For cash:				
- Private placement @ $0.06	3,300,000	198,000	-	-
Share consolidation	(4,439,080)	-	-	-
Balance, Sept. 30, 2005	2,219,540	$ 3,373,851	3,358,620	$ 3,175,851
For cash:				
- Exercise of stock options @ $0.54	94,998	51,299	-	-
- Private placement @ $0.2025	4,938,262	1,000,000	-	-
Balance, Nov. 25, 2005	7,252,800	$ 4,425,150	3,358,620	$ 3,175,851

c) Private Placement

Prior to the share consolidation, the Company issued 3,300,000 common shares at $0.06 per share pursuant to a private placement for proceeds of $198,000. Included in this private placement was 166,667 common shares issued to directors of the Company.

On October 7, 2005, the Company announced that it agreed to up to a $1,000,000 private placement of its securities consisting of the sale of up to 4,938,271 units at $0.2025 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.27 per share for a period of two years.

SHARE CAPITAL – Cont'd

The private placement was closed on November 9, 2005. Due to rounding matters, the Company issued 4,938,262 units of its securities at $0.2025 per unit, each unit consisting of one common share and one transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.27 per share. Contrary to the previous announcement, the warrant is valid for only one year. The units are restricted from trading until March 1, 2006. Included in this private placement, a total of 197,529 units for a total of $40,000 were issued to directors.

d) Stock-based Compensation Plan
Share purchase options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant and vest when granted. During the year ended December 31, 2004, the Company granted directors and officers share purchase options to purchase 335,000 (post-consolidation: 111,667) common shares at $0.18 (post-consolidation: $0.54) per share until January 14, 2006. From this option plan, 94,998 (post-consolidation) stock options were exercised at $0.54 (post-consolidation) per share on October 21, 2005.

On October 21, 2005, the Company announced that it granted Incentive Stock Options on 214,787 shares of the Company's capital stock, exercisable for up to two years at a price of $0.28 per share, which price was not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. Included in this option plan, a total of 164,787 options were granted to directors. The options will be exercisable until November 7, 2007 and any options exercised will be restricted from trading until March 7, 2006.

A summary of the Company's share purchase options outstanding is as follows:

	2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, Dec. 31, 2004	335,000	$0.18	-	
Granted	-		335,000	$0.18
Share consolidation	(223,333)		-	
Outstanding, Sept. 30, 2005	111,667	$0.54	335,000	$0.18
Exercised	(94,998)	$0.54	-	
Granted	214,787	$0.28	-	
Outstanding, Nov. 25, 2005	231,456	$0.29	335,000	$0.18

RELATED PARTY TRANSACTIONS

At September 30, 2005, accounts payable included $9,013 (2004: $246) owed to a director of the Company and a private company controlled by a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

RISKS AND UNCERTAINTIES

Boss Gold will continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of the new acquisitions and development of resource properties and, strength of the equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

BOSS GOLD INTERNATIONAL CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold International Corp.** (the "Issuer") for the interim period ending **September 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: November 29, 2005

"Douglas B. Brooks"
Douglas B. Brooks
President & CEO

BOSS GOLD INTERNATIONAL CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold International Corp.** (the "Issuer") for the interim period ending **September 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: November 29, 2005

"Douglas B. Brooks"
Douglas B. Brooks
CFO

82-4571

BOSS GOLD INTERNATIONAL CORP.

905 West Pender Street, Suite 501, Vancouver, BC V6C 1L6
Tel: 604.669.5819 ~ Fax: 604.669.5886
Email: ir@bossgold.com

October 7, 2005

Trading Symbol: BOG.H
12g3-2(b): 82-4571
Standard & Poor's Listed

NEWS RELEASE

Boss Gold International Corp. ("the Company") is pleased to announce that it has agreed to up to a $1,000,000 private placement of its securities consisting of the sale of up to 4,938,271 units at $0.2025 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.27 per share for a period of two years. The securities will be subject to a hold period.

The proceeds of the private placement will be used to pay outstanding debts.

The private placement is subject to acceptance for filing by the NEX Board of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: *"Douglas B. Brooks"*

DOUGLAS B. BROOKS
President

82-4571

BOSS GOLD INTERNATIONAL CORP.

905 West Pender Street, Suite 501, Vancouver, BC V6C 1L6
Tel: 604.669.5819 ~ Fax: 604.669.5886
Email: ir@bossgold.com

October 21, 2005

Trading Symbol: BOG.H
12g3-2(b): 82-4571
Standard & Poor's Listed

OPTIONS GRANTED

Boss Gold International Corp. (the "Company") announces that it has granted Incentive Stock Options on 214,787 shares of the Company's capital stock, exercisable for up to two years at a price of $0.28 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: ***"Kevin Addie"***

KEVIN ADDIE
Director

82-4571

BOSS GOLD INTERNATIONAL CORP.

905 West Pender Street, Suite 501, Vancouver, BC V6C 1L6
Tel: 604.669.5819 ~ Fax: 604.669.5886
Email: ir@bossgold.com

NEWS RELEASE
November 9, 2005

Trading Symbol: BOG.H
12g3-2(b): 82-4571
Standard & Poor's Listed

PRIVATE PLACEMENT COMPLETED

Vancouver, B.C. – November 9, 2005 – Boss Gold International Corp. ("the Company") is pleased to announce that, further to its news release of October 7, 2005, it has completed its $1,000,000 private placement. The Company has issued 4,938,262 units of its securities at $0.2025 per unit, each unit consisting of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.27 per share. The units are restricted from trading until March 1, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: ***"Douglas B. Brooks"***

DOUGLAS B. BROOKS
President

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4571

FORM 45-106F1

RECEIVED
2006 JAN -3 P 2:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

   BOSS GOLD INTERNATIONAL CORP. (formerly Boss Gold Corp.)
   Name of issuer
   501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
   Address
   (604) 669-5819
   Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

   - ☐ Bio-tech
   - Financial Services
     - ☐ investment companies and funds
     - ☐ mortgage investment companies
   - ☐ Forestry
   - ☐ Hi-tech
   - ☐ Industrial
   - Mining
     - ☑ exploration/development
     - ☐ production
   - ☐ Oil and gas
   - ☐ Real estate
   - ☐ Utilities
   - ☐ Other (describe)

Details of distribution

4. Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

5. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   November 10, 2005

6. For each security distributed:

   (a) Describe the type of security,
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date, and
   (c) State the exemption(s) relied on.

   4,740,733 units at a price of $0.2025 per unit, each unit comprised of one common share and one one-year transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.27 on or before October 31, 2006.

Exemption Relied On	Number of Securities
Section 74(2)(4) of the BC *Securities Act*	3,209,872 units
Section 3.1 of MI 45-103	1,530,861 units

7. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	10	$0.2025	$960,000
Total number of Purchasers	10		
Total dollar value of distribution in all jurisdictions (Canadian $)			$960,000

Note [1]: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

8. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

   If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible

securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
N/A					

9. If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: November 10, 2005.

BOSS GOLD INTERNATIONAL CORP.
Name of issuer (please print)

Douglas B. Brooks, President – Tel.: (604) 669-5819
Print name, title and telephone number of person signing

Douglas B. Brooks
Signature

10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Gwen Wegner, Paralegal – Tel.: (604) 669-3116

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

a. has been notified by the issuer
   (1) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,
   (2) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,
   (3) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and
   (4) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

b. has authorized the indirect collection of the information by the Ontario Securities Commission.

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Boss Gold International Corp. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 7, 2005

Item 3. **Press Release**

Press Release dated October 7, 2005 and disseminated to the Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has agreed to up to a $1,000,000 private placement of its securities consisting of the sale of up to 4,938,271 units at $0.2025 per unit.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has agreed to up to a $1,000,000 private placement of its securities consisting of the sale of up to 4,938,271 units at $0.2025 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Issuer at an exercise price of $0.27 per share for a period of two years. The securities will be subject to a hold period.

The proceeds of the private placement will be used to pay outstanding debts.

The private placement is subject to acceptance for filing by the NEX Board of the TSX Venture Exchange.

Item 6. **Reliance on Subsection 7.1(2) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of November, 2005.

"Douglas B. Brooks"
Douglas B. Brooks, President

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Boss Gold International Corp. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 21, 2005

Item 3. **Press Release**

Press Release dated October 21, 2005 and disseminated to the Canada Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the grant of Incentive Stock Options.

Item 5. **Full Description of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 214,787 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.28 per share, which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Item 6. **Reliance on Subsection 7.1(2) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of October, 2005.

Douglas B. Brooks, President

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Boss Gold International Corp. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 9, 2005

Item 3. **Press Release**

Press Release dated November 9, 2005 and disseminated to the Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that, further to its news release of October 7, 2005, it has completed its $1,000,000 private placement

Item 5. **Full Description of Material Change**

The Issuer announces is pleased to announce that, further to its news release of October 7, 2005, it has completed its $1,000,000 private placement. The Issuer has issued 4,938,262 units of its securities at $0.2025 per unit, each unit consisting of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.27 per share. The units are restricted from trading until March 1, 2006.

Item 6. **Reliance on Subsection 7.1(2) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 10th day of November, 2005.

"Douglas B. Brooks"
Douglas B. Brooks, President

02-4571


TSX
TSX venture
EXCHANGE

October 31, 2005

Via FAX: 604-669-5886

Beruschi & Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony J. Beruschi

Dear Sirs\Mesdames:

Re: BOSS GOLD INTERNATIONAL CORP. ("BOG.H")
Private Placement-Non-Brokered – Submission #108009

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced October 7, 2005:

Number of Shares: 4,938,262 shares

Purchase Price: $0.2025 per share

Warrants: 4,938,262 share purchase warrants to purchase 4,938,262 shares

Warrant Exercise Price: $0.27 for a one year period

Number of Placees: 14 placees

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P /	# of Shares
Kevin Addie	Y	24,691
Douglas Brooks	Y	123,456
Ron Hughes	Y	24,691
Irvin Ridd	Y	24,691

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

Suite 2700, P.O. Box 11633, 850 West Georgia Street, Vancouver, BC Canada V6E 4N9
TEL (604) 689-3334 FAX (604) 844-7502 www.tsx.ca

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6958 / FAX: (604) 844-7502 / EMAIL: jacinda.bejaoui@tsxventure.com.

Yours truly,

JBejaoui

Jacinda Bejaoui
Analyst, LIS / NEX
Listed Issuer Services

JB/nl

Cc: Boss Gold International Corp.

File: ::ODMA\PCDOCS\DOCP\156446411

82-4571


TSX
TSX venture
EXCHANGE

November 7, 2005

Via FAX: 604-669-5886

Beruschi & Company
Barrister & Solicitor
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Attention: Gwen Wegner

Re: Boss Gold International Corp. (the "Company")
10% Rolling Stock Option Plan – Submission #108189

TSX Venture Exchange (the "Exchange") has accepted for filing the Company's Stock Option Plan (the "Plan"), which was approved by the Company's shareholders at the Annual General Meeting that was held on July 15, 2005. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

If the Company is listed on NEX, the Company is to provide our office with a Notice of Proposed Stock Option Grant or Amendment (NEX Form D) at the end of each calendar month in which stock options are granted and abide by the restrictions of our NEX Policy with respect to stock option grants. The Exchange will not issue an acceptance letter upon the receipt of this form. This form is reviewed in conjunction with each grant to ensure that the grant is in compliance with NEX Policies. The Exchange may contact the Company with further questions.

We wish to remind the Company that shareholder approval must be obtained yearly at the Company's Annual General Meeting. In addition, the Plan must be submitted for Exchange review and acceptance each year.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6958 / FAX: (604) 844-7502 / EMAIL: jacinda.bejaoui@tsxventure.com.

Yours truly,

J Bejaoui

Jacinda Bejaoui
Analyst, LIS / NEX
Listed Issuer Services